Exhibit 12.1

AMERICAN RESIDENTIAL PROPERTIES, INC.

STATEMENT OF COMPUTATION OF RATIOS

(amounts in thousands)

	Six months ended June 30, 2014	Year ended December 31, 2013	Period from March 30, 2012 (inception) to December 31, 2012

Earnings:
Loss from continuing operations before equity in net income of unconsolidated ventures	$(15,390)	$(25,411)	$(6,321)
Fixed charges	9,217	5,285	27

Total Earnings available for fixed charges	$(6,173)	$(20,126)	$(6,294)

Fixed Charges:
Interest expense	$7,026	$3,385	$—
Amortization of debt issuance costs	2,073	1,728	—
Portion of rental expense which represents interest factor	118	172	27

Total Fixed Charges	$9,217	$5,285	$27

Ratio of earnings to fixed charges / Ratio of earnings to combined fixed charges and preferred stock dividends (1)	*	*	*

*	Earnings for the six months ended June 30, 2014, the year ended December 31, 2013 and the period from March 30, 2012 (inception) through December 31, 2012 were insufficient to cover fixed charges by $15,390, $25,411 and $6,321, respectively.
(1)	Because there were no shares of our preferred stock outstanding for the periods presented, the two ratios are the same for each period presented.